INDEPENDENT AUDITOR’S CONSENT

We consent to the use of our report dated June 27, 2018, relating to the consolidated financial statements of Canopy Growth Corporation (the “Company”) appearing in this Annual Report on Form 40-F of the Company for the year ended March 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 28, 2018